Emdeon Inc.

3055 Lebanon Pike, Suite 1000

Nashville, Tennessee 37214

August 29, 2012

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Emdeon Inc. Registration Statement on Form S-4 (File No. 333-182786)

Ladies and Gentlemen:

Emdeon Inc. (the “Issuer”), Advanced Business Fulfillment, LLC, Chamberlin Edmonds & Associates, Inc., Chamberlin Edmonds Holdings, Inc., Chapin Revenue Cycle Management, LLC, Dakota Imaging LLC, EBS Holdco I, LLC, EBS Holdco II, LLC, EBS Master LLC, Emdeon Business Services LLC, Emdeon FutureVision LLC, Envoy LLC, EquiClaim, LLC, eRx Network, L.L.C., ExpressBill LLC, Healthcare Technology Management Services LLC, IXT Solutions, Inc., Kinetra LLC, MedE America of Ohio LLC, Medi, Inc., MediFAX-EDI Holding Company, Medifax-EDI Holdings, Inc., MediFAX-EDI, LLC, TC3 Health, Inc. and The Sentinel Group Services LLC (collectively with the Issuer, the “Registrants”) have filed a Registration Statement on Form S-4 (as amended, the “Registration Statement”) for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of up to $375,000,000 aggregate principal amount of the Issuer’s 11% Senior Notes due 2019 (the “Exchange 2019 Notes”) to be offered in exchange (the “Exchange Offers”) for any and all of the Issuer’s outstanding 11% Senior Notes due 2019 (the “Outstanding 2019 Notes”), and up to $375,000,000 aggregate principal amount of the Issuer’s 11 1/4% Senior Notes due 2020 (the “Exchange 2020 Notes,” together with the Exchange 2019 Notes, the “Exchange Notes”) for any and all of the Issuer’s outstanding 11 1/4% Senior Notes due 2020 (the “Outstanding 2020 Notes,” together with the Outstanding 2019 Notes, the “Outstanding Notes”).

The Registrants are registering the Exchange Notes in reliance upon the position enunciated by the staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991), and Shearman and Sterling, SEC No-Action Letter (July 2, 1993) (collectively, the “Exxon Capital Letters”).

Each of the Registrants represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and, to the best of such Registrant’s information and belief, each person participating in the Exchange Offers will be acquiring the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers. In this regard, each of the Registrants will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the Exchange Offers, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Letters or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any such resale transaction. Each of the Registrants acknowledges that such a resale transaction by such person participating in the Exchange Offers pursuant to any such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

Each of the Registrants will also make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that it is the position of the Staff that any broker-dealer that holds the Outstanding Notes for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Notes in exchange for the Outstanding Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes and must confirm that is has not entered into any arrangement or understanding with such Registrant or any of its affiliates to deliver the Exchange Notes. Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. In addition, each of the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the applicable Exchange Offers the following additional provision, in substantially the form set forth below:

If the exchange offeree is a broker-dealer that will receive the Exchange Notes for its own account in exchange for the Outstanding Notes, such broker-dealer represents that the Outstanding Notes to be exchanged for the Exchange Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or transfer of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please feel free to call the undersigned at (615) 932-3240 or Howard H. Lamar III of Bass, Berry & Sims PLC at (615) 742-6209 if you have any questions about this letter.

Very truly yours,

Emdeon, Inc.

By:	/s/ Gregory T. Stevens
	Name:	Gregory T. Stevens
	Title:	Executive Vice President, General Counsel and Secretary

Advanced Business Fulfillment, LLC

Chamberlin Edmonds & Associates, Inc.

Chamberlin Edmonds Holdings, Inc.

Chapin Revenue Cycle Management, LLC

Dakota Imaging LLC

EBS Holdco I, LLC

EBS Holdco II, LLC

EBS Master LLC

Emdeon Business Services LLC

Emdeon FutureVision LLC

Envoy LLC

EquiClaim, LLC

eRx Network, L.L.C.

ExpressBill LLC

Healthcare Technology Management Services LLC

IXT Solutions, Inc.

Kinetra LLC

MedE America of Ohio LLC

Medi, Inc.

MediFAX-EDI Holding Company

Medifax-EDI Holdings, Inc.

MediFAX-EDI, LLC

TC3 Health Inc.

The Sentinel Group Services LLC

By:	/s/ Gregory T. Stevens
	Name:	Gregory T. Stevens
	Title:	Secretary

cc:	Howard H. Lamar III, Bass, Berry & Sims PLC
Scott W. Bell, Bass, Berry & Sims PLC
Craig E. Marcus, Ropes & Gray LLP